UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: October 2019

Commission file number: 001-33562

PLATINUM GROUP METALS LTD.

Suite 838 – 1100 Melville Street, Vancouver BC, V6E 4A6, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

THIS REPORT OF FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-226580), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On October 29, 2019, Platinum Group Metals Ltd. (“Platinum Group” or the “Company”) reported that it has regained compliance with the NYSE American LLC (the “Exchange”) continued listing standards through an increase in market capitalization. As previously reported, Platinum Group received notice on April 10, 2018 that the Company was not in compliance with the continued listing standards of the NYSE American Company Guide (the “Company Guide”). In a letter dated October 10, 2019, the NYSE American notified Platinum Group that the Company has resolved its listing deficiencies with respect to Section 1003(a) of the Company Guide and has successfully regained compliance with the Exchange’s continued listing standards.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2019	/s/ Frank Hallam
FRANK HALLAM
CHIEF FINANCIAL OFFICER

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated October 29, 2019
99.2	Consent of Expert